Aurora Cannabis Closes $200 Million Debt Facility with BMO

Historic Financing with a Canadian Tier 1 Bank Provides Additional Capital to Drive Growth

EDMONTON, Sept. 4, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has closed its previously announced debt facility with the Bank of Montreal ("BMO"). The facility consists of a $150 million term loan and a $50 million revolving credit facility (together, the "Loans"), both of which mature in 2021. Included in the facility is an option to upsize the facility to $250 million total following the implementation of Bill C-45 on October 17, 2018, subject to agreement by BMO and satisfaction of certain legal and business conditions.

The debt facility is primarily secured by Aurora's production facilities, including Aurora Sky, Aurora Mountain, and Aurora Vie. Strategically located at Edmonton International Airport, Aurora Sky is the world's most technologically advanced cannabis facility, projected to produce in excess of 100,000 kg per year of high-quality, low-cost per gram, cannabis upon completion.

Management Commentary

"We are incredibly proud to have successfully closed this historic debt facility supported by a premier Canadian bank, BMO, who understands our needs and potential. This is both a reflection of the rapidly maturing nature of the broader cannabis industry and strong validation of the economic potential of Aurora's best-in-class, technologically advanced production facilities," said Terry Booth, CEO of Aurora. "With BMO and the syndicate lenders, Aurora gains significant runway to expansion opportunities that will positively contribute to our long-term margin profile and provide accelerated entry into multiple international markets. This additional capital positions us well to continue building the pre-eminent global cannabis company with a focus on vertically integrated, geographically and horizontally diversified assets." Glen Ibbott, CFO of Aurora, added, "The closing conditions of this debt facility included stringent due diligence of Aurora's current production facilities as well as a thorough review of Aurora's projected revenue growth across all of our divisions. With our extremely strong balance sheet, Aurora is well positioned to execute on our business strategy, including accelerated development and launch of new products, continued rapid expansion of our domestic and international operations, and entry into new global markets." Pursuant to the agreed upon conditions of the Loans, Aurora may, at its discretion, repay the balance of the Loans without penalty, at any time. The pricing of the Loans is a set margin over the BMO CAD Prime Rate or a Bankers' Acceptance of appropriate term. Based on the current BMO CAD Prime Rate, the interest payable is expected to be in the mid to high 4% per annum range over the term of the Loans. Additional details on this new sector benchmark debt facility can be found in the Company's documents that have been filed on www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Europe GmbH, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Capcium Inc. (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/04/c3094.html

%SEDAR: 00025675E

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com/ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-SEP-18